SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __2__ )


                                Beasley Broadcast Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.001 PAR Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    074014101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Deephaven Capital Management LLC
                                  Attn:  Matthew D. Caudill
                             130 Cheshire Lane, Suite 102
                                 Minnetonka, MN  55305
                                     952-249-5520
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 December 4, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



----------


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  074014101                   13D/A                 Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Deephaven Capital Management LLC
     41-1908497

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IA

________________________________________________________________________________

CUSIP No. 074014101                   13D/A                 Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Deephaven Relative Value Equity Trading Ltd.
     98-0209479
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


    British Virgin Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________

CUSIP No. 074014101                    13D/A                 Page___ of __ Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Deephaven Long/Short Equity Trading Ltd.
     80-0089358
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


    Cayman Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     OO
________________________________________________________________________________

CUSIP No.074014101                       13D/A              Page___ of __ Pages

Note to 13D/A

This Schedule 13D/A is being filed by Deephaven Capital Management LLC ("Deephaven") on behalf of Deephaven Long/Short Equity Trading Ltd. (the
"LS Fund") and Deephaven Relative Value Equity Trading Ltd. (the "RV Fund") (the LS Fund and the RV Fund are collectively referred to hereinafter as the "Funds").

This Amendment to Schedule 13D (the "Schedule 13D/A") constitutes the second amendment to the Schedule 13D originally filed by Deephaven with the Securities and Exchange Commission on April 19, 2005 ("Initial Schedule 13D") and previously amended on April 29, 2005. This amendment is filed solely to disclose that neither Deephaven nor the Funds is the beneficial owner of more than 5% of the class of securities for which Deephaven previously filed.




________________________________________________________________________________
Item 1.  Security and Issuer.

Item 1 is hereby amended in its entirety to read as follows:

         Security:  Common Stock, Par Value $0.001 Per Share

         Issuer:    Beasley Broadcast Group Inc.
                    3033 Riviera Drive, Suite 200
                    Naples, FL  34103

The terms of the Funds' purchase of said shares were included in Deephaven's April 19, 2005, 13D filing.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a) This Schedule 13D/A constitutes the second amendment to the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission on April 19, 2005 (Initial Schedule 13D) and amended Amendment No. 1 filed by the Reporting person with the Securities and Exchange Commission on April 29, 2005
	  (the Amendment). Except as specifically amended by this Schedule 13D/A, the Initial Schedule 13D, as amended by the Amendment, remains in full force and effect. Unless otherwise indicated all capitalized terms shall have the same meaning as provided in the Initial Schedule 13D and the Amendment, as applicable.

	  Information given in response to each item shall be deemed incorporated by reference in all other items.

	  This statement is filed on behalf of Deephaven Capital Management LLC ("Deephaven"), a Delaware limited liability company, Deephaven Long/Short Equity Trading Ltd. (the "LS Fund"), a Cayman Islands exempted company and Deephaven Relative Value Trading Ltd. (the "RV Fund"), a British Virgin Islands exempted Company (collectively the "Reporting Person").

          Deephaven is the investment manager to the LS Fund and RV Fund, as well as to other investment funds and separately managed accounts (collectively "Advisory Clients"). As investment manager, Deephaven has the authority to cause its Advisory Clients to purchase or sell securities issued by Beasley Broadcast Group Inc. (the "Issuer"), and to exercise any and all voting rights associated with such securities. All references to Deephaven include the interests and transactions of the LS and/or RV Fund and of all other Deephaven Advisory Clients.

     (b) The principal business address of Deephaven Capital Management LLC is 130 Cheshire Lane, Suite 102, Minnetonka, MN 55305. The principal business address of Deephaven Long/Short Equity Trading Ltd. is: M & C Corporate Services Limited, Ugland House, S. Church Street, George Town, Grand Cayman, Cayman Islands. The principal business address of Deephaven Relative Value Equity Trading Ltd. is: HWR Services, Craigmuir Chambers, P.O. Box 71, Road Town Tortola, British Virgin Islands.

     (c)  The  principal   business  of  Deephaven  Capital   Management  LLC is
          to provide investment advisory services and is registered as an investment advisor under Section 203 of the Investment Advisors Act of 1940. The principal business of Deephaven Long/Short Equity Trading Ltd. and Deephaven Relative Value Equity Trading Ltd. is to serve as investment funds under the direction of its investment manager, Deephaven Capital Management LLC.

     (d) During the last 5 years, neither Deephaven Capital Management LLC, or Deephaven Relative Value Equity Trading Ltd. or Deephaven Long/Short Equity Trading Ltd., has been convicted in a criminal proceeding.


     (e) During the last 5 years, Deephaven Capital Management LLC, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction other than the matter described below:

             On May 2, 2006, the Securities and Exchange Commission (the "SEC") filed a civil injunctive action against Deephaven Capital Management LLC and a former portfolio manager alleging insider trading from August 2001 to March 2004 in relation to 19 private investments in public equity (PIPE) transactions. The SEC's complaint alleges that Deephaven and the former portfolio manager violated Section 17(a) of the Securities Act of 1933 ("Securities Act"), Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder. The SEC alleged that in each of the 19 PIPE transactions, Deephaven and its former portfolio manager obtained and traded on confidential and material nonpublic information about the upcoming transactions. Deephaven agreed to settle the action with the SEC.

             Without admitting or denying the allegations in the SEC's complaint, Deephaven agreed to a final judgment, dated May 15, 2006, permanently enjoining the firm from violating Securities Act
             Section 17(a), Exchange Act Section 10(b), and Rule 10b-5. Deephaven also agreed to pay a total of $5,709,958, comprised of disgorged trading profits, a penalty, and prejudgment interest. The former portfolio manager agreed to settle the SEC action separately.

          During the last 5 years, neither Deephaven Relative Value Equity Trading Ltd. nor Deephaven Long/Short Equity Trading Ltd. has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not a party to the above referenced matter.

     (f)  Deephaven Capital Management LLC is a Delaware limited liability
          company.   Deephaven Long/Short Equity Trading Ltd. is a Cayman
          Islands exempted company. Deephaven Relative Value Equity Trading Ltd. is a British Virgin Islands exempted company.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Deephaven redeemed beneficial ownership of all shares of Common Stock in the transaction(s) described herein.

________________________________________________________________________________
Item 4.  Purpose of Transaction.



The Funds in their capacity as security holders of the Issuer, redeemed their respective positions of the issuer effective December 2, 2008.



________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.


	(a) Deephaven nor the RV Fund or the LS Fund is the beneficial owner of any interest in the issuer.

        (b) The Reporting Person has the sole power to vote and dispose of the 0 shares of Common Stock.


        (c) Transactions by the Funds in applicable securities within the last 60 days.

	    12/2/2008  Sold  1,726,090 shares at $1.00 in the open market

	(d) Not Applicable.

	(e) The Reporting Person ceased to be beneficial owners of more than five percent of the Issuers Common Stock on December 2, 2008.


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.





________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.





________________________________________________________________________________

                                   SIGNATURE(S)


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                 December 4, 2008




                                                /s/ Matthew D. Caudill




                                                Matthew D. Caudill
                                            Chief Compliance Officer
                                         Deephaven Capital Management LLC




                                                 December 4, 2008




                                                 /s/ Matthew D. Caudill




                                                  Matthew D. Caudill
                                         Deephaven Capital Management LLC for
                                    Deephaven Relative Value Equity Trading Ltd.





                                                  December 4, 2008




                                                  /s/ Matthew D. Caudill




                                                   Matthew D. Caudill
                                         Deephaven Capital Management LLC for
                                       Deephaven Long/Short Equity Trading Ltd.




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).